Exhibit 99.5

On Holding AG

Zürich

Report of the statutory auditor to the General Meeting

on the consolidated financial statements 2021

Report of the statutory auditor

to the General Meeting of On Holding AG

Zürich

Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of On Holding AG and its subsidiaries (the “Group”), which comprise the consolidated statements of income / (loss) and consolidated statements of comprehensive income / (loss) for the year ended December 31, 2021, the consolidated balance sheets as at December 31, 2021, the consolidated statements of cash flows and consolidated statements of changes in equity for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements (pages F3 to F53) give a true and fair view of the consolidated financial position of the Group as at December 31, 2021 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

Basis for opinion

We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISAs) and Swiss Auditing Standards. Our responsibilities under those provisions and standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report.

We are independent of the Group in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, as well as the International Code of Ethics for Professional Accountants (including International Independence Standards) of the International Ethics Standards Board for Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview

Overall Group materiality: CHF 5'400'000

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the entity, the accounting processes and controls, and the industry in which the entity operates. Our full scope audit addressed 93% of the revenue of the Group.

As key audit matter the following area of focus has been identified:

•	Accurate recognition of the share based compensation

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Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the consolidated financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall Group materiality for the consolidated financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the consolidated financial statements as a whole.

Overall Group materiality	CHF 5'400'000
Benchmark applied	Total Revenue
Rationale for the materiality benchmark applied	We chose revenue as the benchmark as, in our view, it is the most appropriate measure considering the Group’s current year’s results and one of the measures against which the Group's performance is typically measured in the stage of being established. It is further a generally accepted benchmark.

We agreed with the Audit Committee that we would report to them misstatements above CHF 270'000 identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We designed our audit by determining materiality and assessing the risks of material misstatement in the consolidated financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls, and the industry in which the Group operates. We identified 3 wholly owned Group companies in 2 countries for which, in our opinion, a full scope audit was necessary because of their size or risk characteristics.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Accurate recognition of the share based compensation

Key audit matter	How our audit addressed the key audit matter

Over the previous years, the Group granted various kinds of share based compensation plans for selected employees including group executive team and senior management team.

In addition, the Group granted share based compensation in connection with a service, license and investment agreement to a third party.

The Group reviewed all share based compensation plans and assessed the accounting. We reviewed the Group’s assessment.

For the 2021 financial year, we performed the following:

•

We independently identified the performance obligations and the vesting conditions in the contracts in accordance with IFRS 2 and compared them with management’s assessment.

3	On Holding AG | Report of the statutory auditor to the General Meeting

All awards granted under the different share based compensation plans were classified as equity-settled share based payments. The grants under the different plans are valued using a Cox-Rubinstein binomial tree model in order to take into account the complexity of their structure.

Share based compensation was considered to be a key audit matter due to the complexities involved in the recognition and measurement of these instruments and the judgement involved in determining the inputs used in the valuation. The assumptions used by Management to determine the fair value of the equity instruments granted required a significant level of judgement.

Refer to Note 6.1 in the consolidated financial statements of the Group for further details and the Group’s accounting policy.

•	We evaluated management’s valuation models and assessed the inputs used with the underlying share based compensation agreements.

•	We challenged the key assumption used in the valuation by management to determine whether they were reasonable.

•	We checked the mathematical accuracy of the expense charge calculation prepared by the Group.

•	We recalculated the expenses charge and assessed the amount recognised during the year in accordance with the vesting conditions of the agreements.

•	We verified the accounting entries for the 2021 financial year.

•	We evaluated the appropriateness of the disclosures in Note 6.1 in the consolidated financial statements of the Group.

On the basis of the evidence we obtained, we concluded that the assumptions made and the judgements applied by management in relation to recognition of the share based compensation plans and the related disclosures were reasonable

Other information in the annual report

The Board of Directors is responsible for the other information in the annual report. The other information comprises all information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements and the remuneration report of On Holding AG and our auditor’s reports thereon.

Our opinion on the consolidated financial statements does not cover the other information in the annual report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information in the annual report and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors for the consolidated financial statements

The Board of Directors is responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRS and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISAs and Swiss Auditing Standards will always detect a material misstatement when it exists. Misstatements

4	On Holding AG | Report of the statutory auditor to the General Meeting

can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Swiss law, ISAs and Swiss Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

5	On Holding AG | Report of the statutory auditor to the General Meeting

We recommend that the consolidated financial statements submitted to you be approved. PricewaterhouseCoopers AG

Patrick Balkanyi	Samuel Häring

Audit expert	Audit expert
Auditor in charge

Zürich, March 18, 2022

6	On Holding AG | Report of the statutory auditor to the General Meeting

Consolidated statements of income / (loss)

		Year ended December 31,
(CHF in thousands)	Notes	2021	2020	2019

Net sales	2.1	724,591	425,295	267,120
Cost of sales		(294,305)	(194,190)	(124,003)
Gross profit		430,286	231,105	143,117
Selling, general and administrative expenses	2.3	(571,375)	(248,199)	(137,428)
Operating result		(141,089)	(17,094)	5,689
Financial income	4.4	25	27	47
Financial expenses	4.4	(3,574)	(940)	(697)
Foreign exchange result	4.4	(14,949)	(6,434)	(1,893)
Income / (loss) before taxes		(159,588)	(24,441)	3,147
Income taxes	6.4	(10,640)	(3,083)	(4,620)
Net loss		(170,228)	(27,524)	(1,473)
Earnings per share	4.6
Basic EPS Class A (CHF)		(0.59)	(0.10)	(0.01)
Basic EPS Class B (CHF)		(0.06)	—	—

Diluted EPS Class A (CHF)		(0.59)	(0.10)	(0.01)
Diluted EPS Class B (CHF)		(0.06)	—	—

Consolidated statements of comprehensive income / (loss)

		Year ended December 31,
(CHF in thousands)	Notes	2021	2020	2019

Net loss		(170,228)	(27,524)	(1,473)
Net actuarial result from defined benefit plans	6.2	907	(1,620)	(1,392)
Taxes on net actuarial result from defined benefit plans	6.4	(179)	319	269
Items that will not be reclassified to income statement		728	(1,301)	(1,123)
Exchange differences		(1,041)	37	38
Items that will be reclassified to income statement when specific conditions are met		(1,041)	37	38
Other comprehensive loss, net of tax		(312)	(1,264)	(1,085)
Total comprehensive loss		(170,540)	(28,788)	(2,559)

Consolidated balance sheets

(CHF in thousands)	Notes	12/31/2021	12/31/2020

Cash and cash equivalents	4.1	653,081	90,642
Trade receivables	3.1	99,264	51,631
Inventories	3.2	134,178	102,878
Other current financial assets	4.2	30,054	17,135
Other current operating assets	3.6	48,024	19,979

Current assets		964,601	282,264

Property, plant and equipment	3.3	34,399	17,004
Right-of-use assets	3.4	177,890	22,719
Intangible assets	3.5	57,464	54,667
Deferred tax assets	6.4	2,171	5,915

Non-current assets		271,923	100,305

Assets		1,236,524	382,569

Trade payables		45,939	41,543
Other current financial liabilities	4.3	20,097	7,276
Other current operating liabilities	3.6	121,673	36,113
Current provisions	6.3	14,903	376
Income tax liabilities		2,400	1,054

Current liabilities		205,011	86,363

Employee benefit obligations	6.2	5,853	5,630
Non-current provisions	6.3	4,442	20,645
Other non-current financial liabilities	4.3	167,228	19,174
Deferred tax liabilities	6.4	5,611	5,664

Non-current liabilities		183,133	51,114

Share capital	4.5	33,454	2,172
Treasury shares	4.5	(25,035)	—
Capital reserves	4.7	1,043,987	276,408
Other reserves	4.7	(3,422)	(3,110)
Accumulated losses		(200,604)	(30,377)

Equity		848,379	245,093

Equity and liabilities		1,236,524	382,569

Consolidated statements of cash flows

		Year ended December 31,
(CHF in thousands)	Notes	2021	2020	2019

Net loss		(170,228)	(27,524)	(1,473)
Share-based compensation	6.1	192,436	48,631	18,838
Employee benefit expenses	6.2	1,121	957	(143)
Depreciation and amortization	3.3,3.4,3.5	31,413	12,091	5,342
Interest income and expenses		2,777	602	502
Net exchange differences		15,183	6,666	1,518
Income taxes	6.4	10,625	3,083	4,620
Change in provisions	6.3	4,368	1,674	1,099
Change in working capital
Trade receivables		(46,993)	(13,482)	(21,481)
Inventories		(31,771)	(61,305)	(12,353)
Trade payables		4,327	25,564	3,154
Change in other current operating assets / liabilities		8,095	(6,511)	(2,677)
Income taxes paid		(4,407)	(5,174)	(2,163)
Cash inflow / (outflow) from operating activities		16,946	(14,728)	(5,218)

Purchase of tangible assets	3.3	(24,639)	(10,986)	(7,432)
Purchase of intangible assets	3.5	(11,604)	(7,612)	(1,785)
Investment in subsidiary, net of cash acquired		—	—	(321)
Payment of contingent considerations		(200)	(26)	—
Cash (outflow) from investing activities		(36,443)	(18,624)	(9,538)

Proceeds from financial liabilities	4.3	—	—	3,000
Repayments of financial liabilities	4.3	—	(3,000)	(1,200)
Payments of lease liabilities	4.3	(13,311)	(3,399)	(2,000)
Proceeds from issue of shares	4.5	71	133,266	—
Net proceeds from the IPO	4.5	618,191	—	—
Equity transaction costs	4.5	(6,836)	(1,476)	—
Sale of treasury shares related to share-based compensation	4.5	500	—	—
Interests paid		(2,764)	(595)	(491)
Cash inflow / (outflow) from financing activities		595,851	124,796	(690)

Change in net cash and cash equivalents	4.1	576,354	91,444	(15,447)
Net cash and cash equivalents at January 1		90,595	120	15,762
Net impact of foreign exchange rate differences		(13,868)	(969)	(195)
Net cash and cash equivalents at December 31		653,081	90,595	120

Consolidated statements of changes in equity

(CHF in thousands)	Share capital	Treasury shares	Capital reserves	Other reserves	Accumulated losses	Total equity

Balance at January 1, 2019	1,870	—	49,982	(760)	(1,379)	49,712

Net loss	—	—	—	—	(1,473)	(1,473)
Other comprehensive loss	—	—	—	(1,085)	—	(1,085)
Comprehensive loss 2019	—	—	—	(1,085)	(1,473)	(2,559)

Capital increase	4	—	1,341	—	—	1,344
Share-based compensation	—	—	15,917	—	—	15,917
Balance at December 31, 2019	1,874	—	67,239	(1,846)	(2,853)	64,414

Net loss	—	—	—	—	(27,524)	(27,524)
Other comprehensive loss	—	—	—	(1,264)	—	(1,264)
Comprehensive loss 2020	—	—	—	(1,264)	(27,524)	(28,788)

Capital increase	298	—	132,968	—	—	133,266
Equity transaction costs	—	—	(1,476)	—	—	(1,476)
Share-based compensation	—	—	77,676	—	—	77,676
Balance at December 31, 2020	2,172	—	276,408	(3,110)	(30,377)	245,093

Net loss	—	—	—	—	(170,228)	(170,228)
Other comprehensive loss	—	—	—	(312)	—	(312)
Comprehensive loss 2021	—	—	—	(312)	(170,228)	(170,540)

Capital increase	2,997	—	615,265	—	—	618,262
Share capital reorganization	28,286	(2,500)	(25,786)	—	—	—
Equity transaction costs	—	—	(6,836)	—	—	(6,836)
Current tax benefits on equity transaction costs	—	—	1,256	—	—	1,256
Share-based compensation	—	—	183,187	—	—	183,187
Sale of treasury shares related to share-based compensation	—	242	493	—	—	735
Purchase of treasury shares	—	(22,777)	—	—	—	(22,777)
Balance at December 31, 2021	33,454	(25,035)	1,043,987	(3,422)	(200,604)	848,379

Notes to the consolidated financial statements
1 Basis for preparation

1.1 Corporate information
On is engaged in developing and distributing innovative premium performance sports products, sold worldwide through independent retailers and global distributors, an own online presence, and its own high-end stores.
On September 15, 2021 On became a publicly traded company on the New York Stock Exchange, trading under the ticker symbol "NYSE: ONON".
These IFRS consolidated financial statements (“the financials”) present the financial position and the results of operations of On Holding AG, as ultimate parent company, and its subsidiaries. On Holding AG is a limited company incorporated in accordance with Swiss law under a private statue and is domiciled at Pfingstweidstrasse 106, Zurich, Switzerland.
These annual consolidated financial statements for the year ended December 31, 2021 were authorized for issue by the board of directors of the Company on March 18, 2022.

1.2 About the financials
The financials of On
•Have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations (together “IFRS”) as issued by the International Accounting Standards Board (IASB).
•Include the values of On Holding AG and its domestic and foreign subsidiaries as at December 31, 2021 over which On Holding AG exercised direct or indirect control.
•The fiscal year corresponds to the calendar year.
•Present note disclosures related to the consolidated balance sheets as at December 31 and consolidated statements of income / (loss), comprehensive income / (loss), cash flows, and changes in equity for the respective year.
•Are published in Swiss Francs (CHF), the presentation currency of On Holding AG, rounded to thousands ("k"), unless otherwise stated. Due to rounding, figures in the financials may not add up exactly to the sum given.
•Use the historical cost convention except for items that are required to be accounted for at fair value.
•Classify assets as current if they are expected to be recovered within twelve months from the reporting date.
•Classify liabilities as current if they are expected to be settled within twelve months from the reporting date.
•Presents the applicable accounting policy within the respective note disclosures.

1.3 Oniverse

		Equity interest
Entity	Domicile	12/31/2021	12/31/2020

On Holding AG	Zurich, CH
On AG	Zurich, CH	100%	100%
On Brazil Ltda.	Sao Paulo, BR	100%	100%
On Cloud Service GmbH	Berlin, DE	100%	100%
On Clouds GmbH	Zurich, CH	100%	100%
On Europe AG	Zurich, CH	100%	100%
On Experience 1 LLC	New York, USA	100%	-
On Experience 2 LLC	New York, USA	100%	-
On Experience 3 LLC	Miami, USA	100%	-
On Hong Kong Ltd.	Hong Kong, HK	100%	-
On Inc.	Portland, USA	100%	100%
On Japan K.K.	Yokohama, JP	100%	100%
On Oceania Pty Ltd.	Docklands, AU	100%	100%
On Running Canada Inc.	Vancouver, CA	100%	100%
On Running UK Ltd.	London, UK	100%	-
On Running Sports Products (Shanghai) Company Ltd.	Shanghai, CN	100%	100%
On Vietnam Co. Ltd.	Ho Chi Minh City, VN	100%	100%
Brunner Mettler GmbH	Zurich, CH	100%	100%

Accounting policies

“Oniverse” represents the legal group structure of the On group. Entities are fully consolidated from the date on which control is transferred to On Holding AG, the parent company of the group. Control is achieved when On is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

For the consolidated entities, all assets, liabilities, income, and expenses are included in the financial statements. All intercompany balances and transactions (including unrealized profits on inventories) are fully eliminated in the process of consolidation.

1.4 New and amended standards and interpretations
On has adopted the following amendments for fiscal year 2021. The amendments did not have a material impact on the consolidated financial statements.

Description	Standard Reference	IASB Effective Date

IFRS 16 - COVID-19 related rent concessions	Amendments to IFRS 16	April 1, 2021
Interest rate benchmark reform Phase 2	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	January 1, 2021

In April 2021, IFRS Interpretations Committee published the conclusion related to a request about how a customer accounts for costs of configuring or customizing a supplier’s application software in a Software as a Service (SaaS) arrangement. On has assessed the impact on the accounting policies and determined this to not have a material impact on the consolidated financial statements in the current or future reporting periods.

Further, at the date of authorization of these consolidated financial statements, On has not applied the following new and revised IFRS Standards that have been issued by the IASB but are not yet effective:

Description	Standard Reference	IASB Effective Date

Property, plant and equipment – proceeds before intended use	Amendments to IAS 16	January 1, 2022
Onerous contracts – cost of fulfilling a contract	Amendments to IAS 37	January 1, 2022
Amendments to IFRS 1, IFRS 9, IFRS 16, and IAS 41	Annual improvements to IFRS standards 2018-2020 cycle	January 1, 2022
Reference to the conceptual framework	Amendments to IFRS 3	January 1, 2022
Insurance contracts	IFRS 17	January 1, 2023
Classification of liabilities as current or non-current	Amendments to IAS 1	January 1, 2023
Presentation of Financial Statements, Disclosure of Accounting Policies	Amendments to IAS 1	January 1, 2023
Income Taxes- Deferred tax related to assets and liabilities arising from a single transaction	Amendments to IAS 12	January 1, 2023
Accounting Policies, Changes in Accounting Estimates and Errors	Amendment to IAS 8	January 1, 2023

On does not expect that the adoption of the standards listed above will have a material impact on the financials of On in the current or future reporting periods.

1.5 Significant accounting judgments, estimates, and assumptions
The preparation of financials in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. This includes judgments, estimates, and assumptions in the ordinary course of business as well as non-operating events. Uncertainty about these judgments, assumptions, and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The judgments, estimates, and assumptions are continuously evaluated and are based on experience and other factors, including expectations of future events that are believed to be reasonable. Actual results may differ from these judgments, estimates, and assumptions. The main judgments, estimates, and assumptions with a significant risk of resulting in a material adjustment are described in the following notes:
• 3.4 Right-of-use assets
• 3.5 Intangible assets
• 6.1 Share-based compensation
• 6.2 Employee benefit obligations
• 6.3 Provisions
• 6.4 Income taxes

The global spread of the coronavirus (COVID-19) since February 2020 and the resulting and recurring lockdown measures implemented by Governments across the world led to store closures and reduced economic activity within certain businesses such as retail. During the third quarter of 2021 the majority of our production partners in Vietnam were affected by government mandated closures to combat the spread of COVID-19. Since early November, all factories reopened and ramped up to full production capacity over the fourth quarter of 2021. In total, we had lost approximately twelve weeks of production as a result of the closures.
To mitigate the impact of the lost production on our business, we took actions in the fourth quarter of 2021 which primarily involved: i) leveraging inventories on hand to fulfil net sales; ii) optimizing different product styles within inventories to match sales orders; and iii) increasing our use of airfreight to balance production against strong demand. This limited the impact of the supply constraints on our business and we were able to fulfil all sales orders during the fourth quarter of 2021 and achieve our net sales outlook for the fiscal year 2021.
Our balanced sales mix across channels and geographies in 2021 and 2020 provided us with net sales resiliency, evidenced by our strong financial performance across the respective periods. However, the increased use of airfreight, coupled with the increase in sea and airfreight rates and labor rates, increased our cost of sales and our selling, general and administrative expenses.
On had sufficient liquidity and access to overdraft facilities to meet all short-term financial obligations. Counterparty and foreign exchange risk continue to be actively managed, in line with On’s normal risk management approach as described in notes 5 Risk management. On has assessed the consequences of the COVID-19 pandemic on the financials, specifically considering the impacts on key judgments and significant estimates and assumptions as detailed above. Based on this assessment, COVID-19 did not have a significant impact on the key judgements and significant estimates and assumptions.
In 2021, On did not receive any COVID-19 related government assistance.
Although the future outlook remains uncertain, we continue to monitor the ongoing impacts of COVID-19 and proactively take actions as appropriate. Continued disruptions across international supply chains, including factory closures, port congestion, labor shortages and increased logistics costs, may materially impact our net sales, net income and Adjusted EBITDA outlook for 2022.

2 Operational performance

2.1 Net sales
Net sales by sales channels:

	Year ended December 31,
(CHF in thousands)	2021	2020	2019

Wholesale	448,778	264,819	200,716
Direct-to-Customer	275,813	160,476	66,404
Net sales	724,591	425,295	267,120

Net sales by product groups:

	Year ended December 31,
(CHF in thousands)	2021	2020	2019

Shoes	683,288	406,390	255,612
Apparel	36,343	15,750	9,570
Accessories	4,960	3,155	1,938
Net sales	724,591	425,295	267,120

On generates net sales primarily from the sale of premium performance shoes, apparel, and accessories. On has two sales channels being Wholesale (WHS) and Direct-to-Consumer (DTC). The WHS sales channel involves larger volumetric sales to wholesale customers (e.g. large retailers or retail associations) and international distributors (in markets where On does not have local sales teams) and which have the intention of re-selling the goods. The DTC sales channel includes sales to end customers directly through On’s e-commerce platform as well as through own retail stores.

Net sales by geographic regions (based on location of customers):

	Year ended December 31,
(CHF in thousands)	2021	2020	2019

Europe	260,357	187,510	128,344
thereof Switzerland	55,105	51,837	31,348
North America	409,530	208,089	111,761
Asia-Pacific	42,730	22,999	17,867
Rest of World	11,973	6,697	9,148
Net sales	724,591	425,295	267,120

Due to its fragmented customer base, there is no single customer who accounts for more than 10% of total net sales. For details on assets and liabilities related to contracts with customers refer to 3.1 Trade receivables and 3.6 Other current operating assets and liabilities, respectively. Trade receivables as shown in the balance sheet relate to the sale of products and other revenue.

Accounting policies
Revenue is measured based on the consideration to which On expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. On recognizes revenue when it transfers control of a product to a customer. All contracts with customers have an original expected duration of one year or less.

Consideration promised in On’s contracts with customers is variable due to anticipated reductions from sales returns, discounts and volume rebates. Significant estimate is not required when recognizing revenue on contracts containing discounts and volume rebates as the reduction in revenue is largely known by year end.

On sells innovative premium performance sports products through its Wholesales (WHS) and Direct-to-Consumer (DTC) sales channels.

Sales within the WHS sales channel
For sales of goods to the wholesale market, revenue is recognized at a point in time when control of the goods has transferred, being when the goods have been shipped to the customer’s specific location (delivery). Following delivery, the customer has full discretion over the manner of distribution and price to sell the goods, has the primary responsibility when onselling the goods and bears the risks of obsolescence and loss in relation to the goods. A receivable is recognized by On when the goods are delivered to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. Payment terms for wholesale transactions depend on the country of sale or agreement with the customer and payment is generally required within 30 to 90 days or less of shipment to or receipt by the wholesale customer.

On has several consignment arrangements with wholesale customers whereby control of the goods is retained by On. For such arrangements, revenue will only be recognized when the goods have been sold by the wholesale customer to the final consumer. Certain wholesale customers are part of wider associations which comprise of various independent retailing groups. These associations have a dedicated entity to provide an administrative service to the respective retailing groups within the association. The corresponding fee for this administrative service is passed to On and is expensed to selling expenses.

Sales within the DTC sales channel
For sales of goods to end consumers and retail customers, revenue is recognized when control of the goods has transferred, being upon shipment for e-commerce customers or at the point the customer purchases the goods at the retail store. Payment of the transaction price is due immediately at the point the customer purchases the goods.
Under On’s standard contract terms, retail customers have a right of return within 30 days. At the point when the control of goods has transferred, a refund liability (other current financial liabilities) and a corresponding adjustment to revenue is recognized for those products expected to be returned. At the same time, On has a right to recover the product when customers exercise their right of return so consequently recognizes a right to returned goods asset (other current operating assets) and a corresponding adjustment to cost of sales.

Relevant judgments and accounting estimates

Estimation is required to determine the expected amount On will be entitled to receive in connection with contracts containing a right of return. Estimates of sales returns are based on (1) accumulated historical experience within the respective geographical markets, and (2) specific identification of estimated sales returns not yet finalized with customers.

Actual returns in any future period are inherently uncertain and thus may differ from estimates recorded. If actual or expected future returns were significantly greater or lower than the refund liability established, a reduction or increase to net revenues would be recorded in the period in which such determination was made.

On reviews and refines these estimates on an annual basis.

2.2 Segment information
Operating segments are defined as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in making decisions regarding resource allocation and performance assessment.
On’s CODM is the On Executive Team which consists of the three Co-Founders and the two Co-CEOs. The CODM does not regularly review financial information for any individual component, such as sales channels, geographic regions or product groups that would allow decisions to be made about allocation of resources or performance.
On operates as single-brand consumer products business and therefore has a single reportable segment. This is primarily due to On’s business activities which focus on driving sales growth by increasing overall brand awareness and market share. The key operating expenditures related to cost of sales, distribution, selling, marketing and general and administrative expenses, are either not differentiated across individual components, or are managed to benefit the entire On brand irrespective of the impact on the potential profitability of a particular component.
The following table reports the carrying amount of On’s non-current assets by geographic area:

(CHF in thousands)	12/31/2021	12/31/2020

Europe	176,191	83,383
thereof Switzerland	168,864	82,288
North America	82,377	9,826
Asia-Pacific	12,326	6,067
Rest of World	1,030	1,030
Non-current assets	271,923	100,305

2.3 Selling, general and administrative expenses

	Year ended December 31,
(CHF in thousands)	2021	2020	2019

Distribution expenses	(96,429)	(51,089)	(28,564)
Selling expenses	(52,612)	(35,614)	(23,487)
Marketing expenses	(100,539)	(45,626)	(28,553)
Share-based compensation	(198,456)	(54,765)	(18,838)
General and administrative expenses	(123,338)	(61,105)	(37,987)
Selling, general and administrative expenses	(571,375)	(248,199)	(137,428)

In 2021, selling, general and administrative expenses include depreciation and amortization of non-current assets in the amount of CHF 28,668k (2020: CHF 9,716k, 2019: CHF 3,744k). In addition, depreciation charges for production tools in the amount of CHF 2,747k (2020: CHF 2,377k, 2019: CHF 1,599k) are reported in cost of sales.
Total personnel expenses, excluding any costs related to share-based compensation, amount to CHF 87,338k in 2021, CHF 57,643k in 2020 and CHF 35,998k in 2019, respectively.

3 Operating assets and liabilities

3.1 Trade receivables
Trade receivables are generally due within a payment period of between 30 to 90 days. Due to the short-term nature, their carrying amount is considered to be the same as their fair value.

(CHF in thousands)	12/31/2021	12/31/2020

Not yet due	64,436	37,695
Past due 1 - 90 days	32,812	12,921
Past due 91 - 180 days	3,278	513
Past due 181 - 360 days	204	820
Past due > 361 days	1,087	1,490
Gross Carrying Amount	101,817	53,439

Individual loss allowance	(1,998)	(1,750)
Expected credit loss	(555)	(58)
Loss allowance	(2,553)	(1,807)
Trade receivables	99,264	51,631

At the end of each reporting period, no single customer accounted for more than 10% of total trade receivables. Certain trade receivables have been pledged as collateral in relation to debt financing, refer to 5.4 Liquidity risk.

The recorded loss allowance for trade receivables reconciles as follows:

(CHF in thousands)	2021	2020

Individual loss allowance at January 1	1,750	547
Addition	1,492	1,405
Usage	(23)	(6)
Release	(1,263)	(59)
Exchange differences	42	(137)
Individual loss allowance at December 31	1,998	1,750

(CHF in thousands)	2021	2020

Expected credit loss at January 1	58	194
Change	502	(129)
Exchange Difference	(5)	(7)
Expected credit loss at December 31	555	58

Refer to 5.3 Credit risk for additional information.

Accounting policies
Trade receivables represent On’s right to an amount of consideration that is unconditional and only a passage of time is required before payment of the consideration is due.

Trade receivables are initially recorded at original invoice amount and subsequently measured at amortized cost less loss allowance calculated based on the expected credit loss (ECL) model. On applies the simplified approach to measure credit losses, which uses a lifetime expected loss allowance for trade receivables. This approach considers historical credit loss experience as well as future expectations.

Trade receivables are written off when there is no reasonable expectation of recovery. The charges to the income statement are included in selling, general and administrative expenses.

Relevant judgments and accounting estimates
Expected credit losses (ECL’s) on trade receivables are calculated based on historical loss rates per region and adjusted by forward-looking quantitative and qualitative adjusted by forward-looking quantitative and qualitative information such as the global economy outlook (real GDP growth). In addition, appraisals and data used by the internal planning department are taken into consideration.

Individual allowances and write-offs (partially or fully) on trade receivables are applied if there are objective indications for missing collectability such as legal procedures, insolvency or bankruptcy.

3.2 Inventories

(CHF in thousands)	12/31/2021	12/31/2020

Shoes	118,943	95,630
Apparel	14,359	6,700
Accessories	1,769	919
Allowances	(894)	(371)
Inventories	134,178	102,878

In 2021, inventories of CHF 215,953k (2020: CHF 132,045k) and valuation allowances of CHF (473)k (2020: CHF 53k) were recognized in cost of sales. At reporting date, inventories held on consignment amounted to CHF 9,899k (2020: CHF 4,112k).

Certain inventories have been pledged as collateral in relation to debt financing, refer to 5.4 Liquidity risk.

Accounting policies	Inventories only include finished goods purchased from third parties. Cost of inventories include expenditures incurred in acquiring the products and bringing them to their current location and condition.
Subsequent measurement of the inventory items is made at the lower of cost or net realizable value. Net realizable value is the estimated selling price of each specific item in the ordinary course of business less freight and selling expenses. If the net realizable value is below the cost, an allowance is recognized for the remaining items on stock.

3.3 Property, plant and equipment

(CHF in thousands)	Leasehold improvements	Trade tools	Production tools	Other	Total

Cost at January 1, 2020	2,713	4,365	4,879	2,851	14,808
Additions	4,101	2,324	2,913	1,647	10,986
Currency Translation	(161)	(129)	—	(63)	(354)
Cost at December 31, 2020	6,652	6,561	7,792	4,435	25,440
Additions	14,296	2,785	4,104	3,455	24,639
Disposals	52	(1,946)	—	(89)	(1,983)
Currency Translation	(123)	(81)	—	(42)	(246)
Cost at December 31, 2021	20,877	7,319	11,896	7,758	47,850
Accumulated Depreciation at January 1, 2020	(440)	(949)	(2,033)	(756)	(4,177)

Depreciation	(311)	(1,842)	(1,453)	(706)	(4,312)
Currency Translation	4	35	—	14	53
Accumulated Depreciation at December 31, 2020	(747)	(2,755)	(3,486)	(1,448)	(8,436)
Depreciation	(1,095)	(2,721)	(2,100)	(1,147)	(7,063)
Disposals	(52)	1,946	—	87	1,981
Currency Translation	15	43	—	9	67
Accumulated Depreciation at December 31, 2021	(1,879)	(3,488)	(5,586)	(2,498)	(13,451)
Net Value
at January 1, 2020	2,273	3,417	2,846	2,095	10,631
at December 31, 2020	5,905	3,806	4,306	2,987	17,004
at December 31, 2021	18,998	3,832	6,310	5,259	34,399

Other comprises IT and office equipment as well as vehicles.

As at December 31, 2021, leasehold improvements in the amount of CHF 9,314k (December 31, 2020: CHF 1,409k) are not yet in use.

Accounting policies	Property, plant and equipment (PPE) is valued at purchase cost less accumulated depreciation and any impairment in value. Leasehold improvements include costs incurred to enhance and expand offices, own retail stores and showrooms within the feasibility of the respective lease agreement.
Depreciation is calculated on a straight-line basis over the expected useful life of the individual assets or asset categories:
• Leasehold improvements: In line with the term of the property lease
• Trade tools (e.g. point-of-sale and exhibition installations): 3 years
• Production tools (e.g. molds at the factory sites): 4 years
• Other (e.g. IT and office equipment and vehicles): 3 to 4 years
At each reporting date, the residual values, useful lives and method of depreciation are reviewed and adjusted prospectively, if applicable. Furthermore, On assesses whether there is any indication, that an asset may be impaired. If any such indication exists, the recoverable amount (being the higher of fair value less cost of disposal or value in use) of the individual asset is determined. If the recoverable amount is lower than carrying amount, an impairment loss is recognized.
PPE is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition is included in the income statement.

3.4 Right-of-use assets

(CHF in thousands)	Storage	Stores & showrooms	Offices	Cars	Total

Cost at January 1, 2020	—	793	4,258	3,290	8,341

Additions	9,782	7,350	4,513	995	22,640
Disposals	—	(42)	—	—	(42)
Currency translation	—	(724)	(160)	(141)	(1,025)
Cost at December 31, 2020	9,782	7,377	8,611	4,144	29,914
Additions	68,397	7,587	95,039	818	171,842
Disposals	—	—	(130)	(326)	(456)
Currency translation	(302)	(128)	(628)	(90)	(1,147)
Cost at December 31, 2021	77,878	14,836	102,892	4,547	200,153
Accumulated Depreciation at January 1, 2020	—	(53)	(1,649)	(1,559)	(3,261)
Depreciation	(244)	(1,107)	(1,666)	(1,113)	(4,131)
Disposals	—	—	8	69	77
Currency translation	—	73	48	76	197
Accumulated Depreciation at December 31, 2020	(244)	(1,088)	(3,267)	(2,596)	(7,195)
Depreciation	(4,801)	(1,859)	(7,917)	(968)	(15,544)
Disposals	—	—	87	189	276
Currency translation	57	(16)	133	27	200
Accumulated Depreciation at December 31, 2021	(4,988)	(2,963)	(10,964)	(3,348)	(22,263)
Net Value
at January 1, 2020	—	739	2,609	1,732	5,080
at December 31, 2020	9,538	6,289	5,344	1,548	22,719
at December 31, 2021	72,889	11,873	91,928	1,199	177,890

The corresponding lease liabilities are reported in other current financial liabilities and other non-current financial liabilities, respectively. Refer to 4.3 Financial liabilities for additional information.

Accounting policies	On leases storage space, various offices, retail stores (including pop-ups), showrooms and cars. Lease contracts typically run for up to ten years, some include extension options.
At inception of a contract, On assesses whether it is a lease or contains a lease component. A right-of-use asset and a lease liability is recognized at the lease commencement date considering any relevant contractual condition. Short-term leases with a lease term of 12 months or less and low-value leases are recognized as an expense in the income statement on a straight-line basis over the lease term.
The right-of-use asset is initially measured at cost and, subsequently, at cost less accumulated depreciation and impairment losses as well as certain lease liability remeasurements. These costs comprise discounted and unpaid lease payments adjusted by initial direct cost, prepaid expenses, dismantling cost, and lease incentives received.
Depreciation is calculated on a straight-line basis over the shorter of the assets or asset categories’ useful life and the respective lease term:
• Storage: 10 years
• Offices: 2 to 15 years
• Stores and showrooms: 3 to 10 years
• Cars: 1 to 3 years
The lease liability is initially measured at the present value of any lease payments that are not paid at the commencement date and are discounted using On’s incremental borrowing rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by the lease payments made. It is remeasured when there is a change in an input parameter or in the underlying estimates and assessments.
On only acts as lessee, not as lessor. For future lease obligations refer to 4.3 Financial liabilities

Significant judgments and accounting estimates	On uses judgement to determine the lease term for some lease contracts which include extension and or termination options. The assessment of whether On is reasonably certain to exercise such options impacts the lease term which significantly affects the amount of right-of-use assets and lease liabilities recognized. A reassessment only happens when a significant event or change in circumstance occurs that is within the control of On and affects whether it is reasonably certain to exercise an option.
Furthermore, judgement is required to determine an appropriate incremental borrowing rate.

3.5 Intangible assets

(CHF in thousands)	Patents and other rights	Software	Goodwill	Total

Cost at January 1, 2020	6,649	3,566	1,791	12,006
Additions	45,123	7,284	—	52,407
Currency translation	(1)	—	—	(2)
Cost at December 31, 2020	51,771	10,850	1,791	64,411
Additions	1,015	10,589	—	11,604
Currency translation	1	(2)	—	(1)
Cost at December 31, 2021	52,787	21,436	1,791	76,014
Accumulated Amortization at January 1, 2020	(4,383)	(1,713)	—	(6,096)
Amortization	(2,666)	(982)	—	(3,648)
Accumulated Amortization at December 31, 2020	(7,049)	(2,695)	—	(9,744)
Amortization	(3,876)	(4,930)	—	(8,806)
Accumulated Amortization at December 31, 2021	(10,924)	(7,625)	—	(18,550)
Net Value
at January 1, 2020	2,266	1,853	1,791	5,911
at December 31, 2020	44,722	8,155	1,791	54,667
at December 31, 2021	41,862	13,811	1,791	57,464

As at December 31, 2021, software includes capitalized IT development costs not yet in use in the amount of CHF 604k (December 31, 2020: CHF 364k). In 2021, costs recognized in general and administrative expenses within the income statement for innovation and development amount to CHF (5,334)k (2020: CHF (1,852)k).
In 2020, Patents and other rights include a non-cash addition related to license rights for trademarks in the amount of CHF 44,795k. As part of the SLIA transaction (refer to 6.1 Share-based compensation for additional information), an intangible asset related to the license rights and corresponding equity instruments were determined at fair value. The intangible asset and corresponding increase in capital reserves were recognized at the signing date of the agreement. The fair value of the intangible asset was determined by applying the relief from royalty methodology. The intangible asset is amortized over the useful life of 15 years.
Goodwill is allocated and monitored on segment level. Based on the annual impairment assessments performed, there was no need to recognize any impairment of goodwill in 2021 nor 2020. None of the goodwill is expected to be deductible for tax purposes.

Accounting Policies	Intangible assets acquired are valued at purchase cost less accumulated amortization and any impairment in value. On only capitalizes certain IT development costs if the identifiable asset is cumulatively commercially and technically feasible, can and will be completed, its costs can be measured reliably, and will generate probable future economic benefits. All other research and development costs are expensed as incurred.
Goodwill acquired in a business combination is measured at cost less any impairment in value. Goodwill is not amortized but is assessed for impairment annually or whenever events or changes in circumstances indicate that its value might be impaired.
Except for goodwill, On has no intangible assets with an indefinite useful life.
Amortization is calculated on a straight-line basis over the expected useful life of the individual assets or asset categories:
• Patents and other rights: 4 years
• License rights for trademarks: 15 years
• Software acquired: 4 years
• IT development costs capitalized: Determined separately for each asset, varies from 1.5 to 3 years
For capitalized IT development costs, amortization starts when the asset is ready for use. Capitalized IT development costs not yet in use are tested annually for impairment or whenever events or changes in circumstances indicate that its value might be impaired.
At each reporting date, the residual values, useful lives and method of amortization are reviewed and adjusted prospectively, if applicable. Furthermore, On assesses whether there is any indication, that an asset may be impaired. If any such indication exists, the recoverable amount (the higher of fair value less cost of disposal or value in use) of the asset is estimated. If the recoverable amount is lower than carrying amount, an impairment loss is recognized.
Intangible assets are derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition is included in the income statement.

Significant judgments and accounting estimates	On uses judgement to determine commercial and technical feasibility when capitalizing certain IT development costs. In calculating the respective costs, both planning and actual data are taken into consideration. The determinants are reviewed on a regular basis.
The intangible asset corresponding to the SLIA transaction was calculated using the relief from royalty method, based on royalty data for comparable license agreements and businesses in the sporting goods and sports apparel sector. To validate the appropriateness of the royalty rate, the Knoppe formula was applied. When determining the fair value, a discount rate of 9.3% was used. The entity approach in terms of the weighted average cost of capital was applied. The saved license expenses (after tax) where calculated based on the estimated revenue multiplied with the relevant royalty rate.
For the purpose of impairment testing, the recoverable amount of the respective intangible asset is compared to its carrying amount. The recoverable amounts (the higher of fair value less cost of disposal or value in use) are measured on the basis of value-in-use calculations and as such are significantly impacted by the projected cash flows, the discount rates, and other parameters applied. These projections, estimates and input parameters subject to management judgment could vary significantly from future actuals.

3.6 Other current operating assets and liabilities

(CHF in thousands)	12/31/2021	12/31/2020

Prepaid expenses	16,492	5,213
Indirect taxes (VAT/GST) receivables	26,934	12,442
Other current assets	4,598	2,324
Other current operating assets	48,024	19,979

(CHF in thousands)	12/31/2021	12/31/2020

Accrued expenses	54,921	24,284
Indirect taxes (VAT/GST) payables	19,233	6,115
Social security payables	40,837	3,097
Other current liabilities	6,682	2,617
Other current operating liabilities	121,673	36,113

Accrued expenses mainly comprise accruals for outstanding vendor invoices and include personnel expenses such as bonus and vacation pay. Anticipated sales returns and the corresponding liabilities are reported in other current assets and liabilities, respectively. Other current operating liabilities mainly include employers' and employees' commitments based on local legal requirements related to share-based compensation.

4 Capital and financial management

4.1 Net cash and cash equivalents

(CHF in thousands)	12/31/2021	12/31/2020

Cash on hand	3	5
Current bank accounts	419,546	88,567
Digital wallets	5,761	2,070
Fixed deposit	227,771	—
Cash and cash equivalents	653,081	90,642
Current bank overdrafts	—	(46)
Net cash and cash equivalents	653,081	90,595

Digital wallets mainly include deposit account balances at online payment platforms such as PayPal. Current bank overdrafts are repayable on demand and are reported in other current financial liabilities on the balance sheet.

Accounting policies	Cash and cash equivalents include short-term highly liquid assets with a maturity of three months or less. On measures cash and cash equivalents at amortized costs. On does not recognize any credit impairment losses on these assets as the related credit risk is considered to be insignificant due to their short-term maturity and the external counterparties’ credit ratings.

4.2 Other current financial assets

(CHF in thousands)	12/31/2021	12/31/2020

Credit cards	6,417	7,271
Deposits	14,814	4,864
Other current financial assets	8,823	5,000
Other current financial assets at amortized cost	30,054	17,135
Other current financial assets at fair value through profit and loss	—	—
Other current financial assets	30,054	17,135

Due to their short-term nature, the carrying amount of other current financial assets at amortized cost correspond to their fair value. As of December 31, 2021, other current financial assets include prepayments made to customs authorities in the amount of CHF 4,474k (December 31, 2020: CHF 3,467k).

Refer to 5.2 Foreign currency risk for additional information on derivatives.

Accounting policies

On’s financial assets include cash and cash equivalents, trade receivables, and other current financial assets, which initially are recognized at fair value. Depending on the business model for managing these assets and the contractual terms of the resulting cash flows, On classifies financial assets as follows:

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in financial result. Any gain or loss arising on derecognition is recognized directly in the income statement.

Assets that do not meet the criteria above for amortized cost are measured at fair value through profit and loss. Any gain or loss on these assets is recognized immediately in the income statement.

4.3 Financial liabilities

(CHF in thousands)	12/31/2021	12/31/2020

Current bank overdrafts	—	46
Current lease liabilities	13,631	4,308
Short-term debt	—	200
Other financial liabilities	6,458	1,351
Other current financial liabilities at amortized cost	20,089	5,905
Negative fair value from derivatives	8	1,371
Other current financial liabilities at fair value through profit or loss	8	1,371
Other current financial liabilities	20,097	7,276
Non-current lease liabilities	167,228	19,174
Other non-current financial liabilities at amortized cost	167,228	19,174

Due to their short-term nature, the carrying amount of other current financial liabilities at amortized cost correspond to their fair value. The carrying amount of long-term debt is a reasonable approximation of fair value. Certain assets have been pledged in relation to current bank overdrafts, refer to 5.4 Liquidity risk for additional information. For additional information on derivatives refer to 5.2 Foreign currency risk.

Accounting policies

On’s financial liabilities include trade payables, current bank overdrafts repayable on demand, short-term debts incl. bank loans, and other financial liabilities, which initially are recognized at fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in the income statement. A financial liability is only classified as at fair value through profit or loss if it is a derivative.

Financial liabilities are derecognized when the contractual obligations are discharged, cancelled, or expired.

Reconciliation of liabilities arising from financing activities:

(CHF in thousands)	Short-term debt	Long-term debt	Lease liabilities	Total

Balance at January 1, 2020	3,026	200	5,162	8,388
thereof current	3,026	—	2,049	5,075
thereof non-current	—	200	3,113	3,313
Payments	(3,026)	—	(3,399)	(6,425)
Interest expenses paid	—	—	(281)	(281)
Additions to lease liabilities	—	—	22,598	22,598
Reclassifications	200	(200)	—	—
Exchange differences	—	—	(599)	(599)
Balance at December 31, 2020	200	—	23,482	23,682
thereof current	200	—	4,308	4,508
thereof non-current	—	—	19,174	19,174
Payments	(200)	—	(13,311)	(13,511)
Interest expenses paid	—	—	(2,428)	(2,428)
Additions to lease liabilities	—	—	174,089	174,089
Exchange differences	—	—	(973)	(973)
Balance at December 31, 2021	—	—	180,859	180,859
thereof current	—	—	13,631	13,631
thereof non-current	—	—	167,228	167,228

4.4 Financial result

	Year ended December 31,
(CHF in thousands)	2021	2020	2019

Interest income employee benefits	25	27	47
Financial income	25	27	47
Bank charges and interest expenses	(1,113)	(625)	(577)
Interest expenses leases	(2,428)	(281)	(61)
Interest expenses employee benefits	(33)	(33)	(58)
Financial expenses	(3,574)	(940)	(697)
Foreign exchange losses	(16,312)	(5,088)	(1,738)
Change in fair value of foreign exchange derivatives	1,363	(1,347)	(155)
Foreign exchange result	(14,949)	(6,434)	(1,893)
Financial result	(18,499)	(7,347)	(2,542)

Bank charges and interest expenses mainly include commitment fees paid for bank overdraft facilities, refer to 5.4 Liquidity risk for additional information.

4.5 Share capital
The share capital amounts to CHF 33,454k and is divided into 299,998,125 registered shares with a nominal value of CHF 0.10 each (the "Class A Shares") and in 345,437,500 registered shares with a nominal value of CHF 0.01 each (voting right shares) (the "Class B Shares"). No preference shares and no restrictions with Class A ordinary shares exist. The share capital is paid in at 100%.

	Class A	Class A	Class A	Class B
	Authorized registered shares	Shares held by On in treasury	Outstanding shares	Authorized and outstanding registered shares

Balance at January 1, 2021(1)	271,438,750	—	271,438,750	—

Capital increase from conditional capital(1)	8,845,000	—	8,845,000	—
Introduction of a new share class with a 1:10 share split of 27,635 Class A shares with a nominal value of CHF10 each converting into Class B voting rights shares with a nominal value of CHF1 each(1)	(34,543,750)	—	(34,543,750)	345,437,500
Ordinary increase of share capital(1)	25,000,000	(25,000,000)	—	—
Capital increase from authorized capital	29,258,125	—	29,258,125	—
Sale of treasury shares related to share-based compensation	—	2,419,985	2,419,985	—
Purchase of On shares from employees (sell-to-cover) at market price and held in treasury	—	(554,491)	(554,491)	—
Balance at December 31, 2021	299,998,125	(23,134,506)	276,863,619	345,437,500

(1)    Original share numbers have been multiplied by 1,250 to give effect to the Share Capital Reorganization.

On April 21, 2021, our shareholders approved the creation of a second share class (“Class B voting rights shares”). The Class B voting rights shares are held by the members of the extended founder team and cannot be sold in the market nor can they be transferred to others, including family members. The holders of the Class B voting rights shares commit themselves to several sunset rules in order to ensure that, if pre-defined sunset events are triggered, the Class B voting rights shares are converted back into Class A ordinary shares. During the extraordinary shareholder's meeting in August 2021 the Class B voting right shares were created and the members of the extended founder team exchanged 34,543,750 Class A ordinary shares into 345,437,500 Class B voting rights shares. Each Class B voting rights share carries one voting right; therefore, this transaction increased the holders of the Class B voting rights shares by a ratio of 10:1. The par value and dividend and distribution rights of a Class B voting rights share are each 1/10 that of a Class A ordinary share. This transaction did not result in any economic dilution of the Class A ordinary shares.
Immediately prior to the completion of the IPO, On has given effect to i) an increase of the par value of each of our Class A ordinary shares and Class B voting rights shares from (x) CHF 10 par value per share to CHF 125 par value per share and (y) CHF 1 par value per share to CHF 12.50 par value per share, respectively, by converting capital reserves into share capital (the “Par Value Increase”) and (ii) a 1:1,250 share split of all issued shares (and outstanding awards under our equity incentive plans) resulting in a par value per share for our Class A ordinary shares and Class B voting rights shares of CHF 0.1 and 0.01, respectively (the “Share Split” and, together with the Par Value Increase, the “Share Capital Reorganization”). The Capital Reorganization was effected on August 19, 2021 and at that date increased Class A shares to 245,740,000 and Class B shares to 345,437,500. In addition to the Share Capital Reorganization, we issued 25,000,000 Class A ordinary shares that are held by the Company in treasury and therefore are not outstanding.
On September 15, 2021, the Company completed an IPO on the New York Stock Exchange in which the Company issued an aggregate of 29,258,125 Class A ordinary shares at USD 24.00 per share, including the Class A ordinary shares issued and sold pursuant to the underwriters’ exercise in full of their option to purchase additional Class A ordinary shares. The gross proceeds from the IPO were CHF 652.5 million (USD 702.2 million) for us before deducting underwriting discounts and commissions, fees and expenses payable. The IPO resulted in a net increase of CHF 615.3 million (USD 662.2 million) to the share premium account prior to fees and expenses payable associated with the IPO share issuance of CHF 14.1 million (USD 15.2 million), of which CHF 7.2 million (USD 7.8 million) has been recorded as an expense for the period ended September 30, 2021 and the remainder recorded in equity.
In 2021, 2,419,985 Class A shares held in treasury have been issued to employees and members of the Board of Directors. This transaction resulted in a cash inflow of CHF 500k. To cover the cost for the resulting individual social security and personal tax obligations, respective employees and members of the Board of Directors were offered the option to either pay cash or sell-back shares for the same value at market price ("sell-to-cover"). As part of this transaction, On re-purchased 554,491 Class A shares, held in treasury, in the amount of CHF 22,777k.

4.6 Earnings per share
Basic earnings per share (EPS) is calculated by dividing On’s net income or loss for the period by the weighted average number of ordinary shares outstanding during the year. Original share numbers have been multiplied by 1,250 to give effect to the Share Capital Reorganization.
Diluted EPS is calculated by dividing On’s net income or loss for the period by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued at conversion of all the dilutive potential ordinary shares into ordinary shares. Dilutive effects arise from equity settled shares from the Company's share-based plans. These shares are included even if the service conditions are not met, or respective performance conditions were fulfilled at the end of the reporting period. The Company excluded 4,982,486 and 9,586,250 shares from the Class A diluted EPS calculation, as the impact of the shares are considered anti-dilutive for the period ending December 31, 2021 and 2020, respectively. Similarly, the Company excluded 8,329,740 shares from the Class B diluted EPS calculation, as the impact of the shares are considered antidilutive for the period ending December 31, 2021.

	2021	2021	2020	2019
	Class A	Class B	Class A	Class A

Weighted number of outstanding shares	264,171,208	241,333,048	265,684,627	233,957,500
Number of shares with dilutive effects	—	—	—	—
Weighted number of outstanding shares (diluted and undiluted)	264,171,208	241,333,048	265,684,627	233,957,500

Net loss (kCHF)	(155,978)	(14,249)	(27,524)	(1,473)
Basic EPS (CHF)	(0.59)	(0.06)	(0.10)	(0.01)
Diluted EPS (CHF)	(0.59)	(0.06)	(0.10)	(0.01)

4.7 Capital and other reserves

(CHF in thousands)	12/31/2021	12/31/2020

Share premium	756,883	175,224
Legal reserves	10,976	2,662
Equity transaction costs	(8,712)	(1,876)
Current tax benefits on equity transaction costs	1,256	—
Share-based compensation	283,584	100,397
Capital reserves	1,043,987	276,408
Exchange differences	(922)	119
Actuarial gains and losses	(3,123)	(4,030)
Taxes on actuarial gains and losses	623	802
Other reserves	(3,422)	(3,110)

4.8 Commitments and contingencies
As at December 31, 2021, guarantees in the amount of CHF 2,917k (December 31, 2020: CHF 497k) were provided in favor of third parties.
The Swiss On entities form a VAT group and, hence, every entity participating in the group is jointly and severally liable for VAT debt other group participants. Further On group entities participating in central cash pooling are jointly and severally liable for any debit position or outstanding overdraft in connection with them. In that context, gross balances in the amount of CHF 87,592k have been offset as at December 31, 2021 (December 31, 2020: CHF 25,939k).
On has committed itself to several new lease contracts, which have not yet commenced as at December 31, 2021, and are therefore not yet recognized on balance sheet. The total committed future outflow resulting of these lease contracts amounts to:

(CHF in thousands)	12/31/2021	12/31/2020

Due < 1 year	644	3,640
Due 1 - 5 years	9,181	24,456
Due > 5 years	11,989	60,976
Commitments for future lease obligations	21,814	89,071

The majority of the future lease commitments relate to new retail stores and offices contracts amounting to CHF 18,188k (2020: CHF 84,021k).

5 Risk management
On is exposed to market risk, foreign currency risk, credit risk and liquidity risk. On’s senior management oversees and monitors these risks supported by the Audit Committee that assures proper identification, measurement and management of these financial risks by implementing and maintaining a financial governance framework. The Board of Directors reviews and agrees policies for managing each of these risks at least once a year.

5.1 Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises of three types of risk: interest risk, currency risk and other price risk. Financial instruments affected by market risk include cash and cash equivalents. On has no significant exposure to interest rate changes and other price risk.
In order to minimize the risks related to a potential unavailability of products, production capacity, and raw materials in the time required by production, On adopts a multi-sourcing strategy of diversifying suppliers and purchase plans with a medium-term time horizon. The price for raw materials and products and the corresponding fixed price period are generally agreed with business partners prior to the purchase order issuance and remains firm and unchanged for a six-month period in the absence of significant exchange rate and commodity price fluctuation (resulting in excess of ±3% of originally confirmed fixed price).
There were no material changes in the Group’s market risk exposures or changes in the way risk is managed and valued during the period.

5.2 Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. On’s exposure to the risk of changes in foreign currency rates is a direct result of multi-currency cash flows within the company. The vast majority of the transactional risk arises from product sourcing in USD, while sales are typically denominated in the local currency of the respective companies and sales markets. The currencies in which these transactions are mainly denominated are USD, EUR, CHF, GBP, JPY, CNY, BRL, and AUD.

The main exchange rates at the closing dates were the following:

Currency	12/31/2021	12/31/2020

AUD 1	0.66	0.68
BRL 100	16.36	17.02
CAD 1	0.72	0.69
CNY 100	14.33	13.51
EUR 1	1.04	1.08
GBP 1	1.23	1.21
JPY 100	0.79	0.86
USD 1	0.91	0.88

The main annual average exchange rates were the following:

Currency	2021	2020

AUD 1	0.70	0.65
BRL 100	17.23	19.28
CAD 1	0.73	0.71
CNY 100	14.23	13.79
EUR 1	1.10	1.08
GBP 1	1.27	1.23
JPY 100	0.85	0.89
USD 1	0.92	0.96

Accounting policies	On’s consolidated financial statements are presented in CHF, which is On’s functional and presentation currency. For each group entity, On determines its functional currency based on the primary economic environment in which the entity operates (normally the local currency). Items included in the financial statements of each group entity are measured using that functional currency.
Foreign currency transactions are translated into the respective functional currency using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate at the reporting date. The resulting exchange differences are recorded in the local income statements of the group entity and included in the financial result.
Non-monetary items that are measured based on historical cost in a foreign currency are translated using the historical exchange rate.
When translating foreign currency financial statements into CHF, closing exchange rates are applied to asset and liabilities, while average exchange rates are applied to income and expenses.
The group entities’ foreign currency financial statements are translated into On’s presentation currency CHF as follows:
• Assets and liabilities for each balance sheet presented are translated at the closing rates at the reporting date.
• Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates.
• All resulting exchange differences are recognized in other comprehensive income in equity.
• On disposal of a group entity, the related cumulative translation adjustment is transferred from equity to the income statement.

On regularly assesses its exposure to foreign currency risks and manages these risks by using a combination of different derivative financial instruments on a rolling basis up to twelve months. These instruments are exclusively used for managing the exposure to fluctuations in foreign exchange rates connected with future cash flows and not for speculative positions. No hedge accounting is applied. Derivative instruments are recorded as financial assets or liabilities at fair value through profit or loss.
On offsets positive and negative fair values of derivative instruments and reports the net amount in either current financial assets or current financial liabilities. The respective gross amounts are as follows:

(CHF in thousands)	12/31/2021	12/31/2020

Fair value of financial assets from derivative instruments (gross)	—	—
Fair value of financial liabilities from derivative instruments (gross)	(8)	(1,371)
Fair value of derivative instruments (net)	(8)	(1,371)

In 2021, fair value profit / (loss) on derivatives at fair value through profit or loss in the amount of CHF 1,363k (2020: CHF (1,347)k) have been recognized in financial result.

Accounting policies	On’s derivative financial instruments only include foreign exchange forward contracts. Derivatives are initially recognized in the balance sheet at fair value and are remeasured as to their current fair value at the end of each subsequent reporting period. Derivatives are derecognized upon settlement.

Positive and negative fair values of derivative instruments are offset if they are concluded with the same counterparty and are regularly settled simultaneously.
Based on foreign currency sensitivity analysis, net income is impacted as follows by a 10% fluctuation in On’s main currencies (excluding the impact of derivative financial instruments):

Based on foreign currency sensitivity analysis of the consolidated balance sheets, financial result and net income are impacted as follows by a 10% fluctuation in On’s main currencies (excluding the impact of derivative financial instruments):

(CHF in thousands)	12/31/2021	12/31/2020	12/31/2019

Change in USD/CHF +10%	(65,564)	(6,752)	(2,162)
Change in USD/CHF -10%	80,133	8,253	2,630
Change in EUR/CHF +10%	(1,687)	221	(181)
Change in EUR/CHF -10%	2,062	(270)	221

5.3 Credit risk

Credit risk is the possibility of a loss resulting from a counterparty’s failure to meet its contractual obligation. On is exposed to credit risks from its operating activities and from certain financing activities. A potential concentration in credit risk mainly arise from trade receivables and other financial assets such as credit cards and deposits. The maximum exposure is limited to the respective carrying amounts.
Due to its fragmented customer base (no relevant concentration of credit risk by type of customer or geography), On’s credit risk exposure is mainly influenced by individual customer characteristics. Core banking relationships are maintained with investment grade rated financial institutions only.
New customers are assessed for creditworthiness before standard payment and delivery terms and conditions are offered, and individual tolerance limits are established. Creditworthiness as well as customers receivable limits are monitored on an ongoing basis. Customers that fail to meet On’s minimum creditworthiness may, in general, order only on a prepayment basis.
Other activities to mitigate credit risks are risk-based credit insurances for the majority of On’s third-party distributors.

5.4 Liquidity risk

Liquidity risks arise from not having the necessary resources available to meet maturing liabilities with regard to timing, volume and currency structure. On’s finance department is centrally managing the net cash and cash equivalent position to mitigate liquidity risk and to ensure On’s obligations can be settled on time.
Main procedures in place to mitigate liquidity risks comprise:
•Centralized control system to manage the net financial position of On and its subsidiaries;
•Obtaining and maintaining forward-looking credit lines to create an adequate debt structure optimizing the liquidity provided by the credit system;
•Continuous monitoring of future cash flows based on rolling forecast and budget data.

Contractual maturities of On’s financial liabilities:

(CHF in thousands)	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	12/31/2021

Trade payables	45,939	—	—	—	45,939
Current lease liabilities	4,163	13,035	—	—	17,198
Other financial liabilities	4,246	—	—	—	4,246
Other current financial liabilities	8,409	13,035	—	—	21,444
Non-current lease liabilities	—	—	78,826	108,383	187,209
Other non-current financial liabilities	—	—	78,826	108,383	187,209

(CHF in thousands)	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	12/31/2020

Trade payables	41,543	—	—	—	41,543
Current bank overdrafts	46	—	—	—	46
Current lease liabilities	1,282	3,639	—	—	4,921
Short-term debt	200	—	—	—	200
Other financial liabilities	2,722	—	—	—	2,722
Other current financial liabilities	4,250	3,639	—	—	7,890
Non-current lease liabilities	—	—	10,672	9,062	19,734
Other non-current financial liabilities	—	—	10,672	9,062	19,734

As of December 31, 2021, we had three bank overdraft facilities with different lenders with credit limits of up to CHF 100.0 million, CHF 25.0 million and USD 35.0 million, respectively, which expire in 2024 and 2025. All facilities are fully committed. The maximum amounts that can be drawn under the respective facilities are determined quarterly based on our Net Working Capital. Any amounts drawn in excess of the committed amounts are repayable on demand.

The following assets have been pledged in relation to the financial liabilities resulting from the three facilities:

(CHF in thousands)	12/31/2021	12/31/2020

Trade receivables	23,335	12,400
Inventory	74,013	56,483
Assets pledged	97,348	68,882

As at December 31, 2021, no amounts had been drawn under the overdraft facilities (December 31, 2020: CHF 46k).

5.5 Capital risk management
To uphold investor, creditor, and market confidence and to sustain future development of the business, On focuses on maintaining a strong capital base. On manages its capital structure and makes adjustments in line with changes in general economic conditions and according to its strategic objectives.

6 Other disclosures

6.1 Share-based compensation
Over the previous years, On granted various kinds of share-based compensation plans for selected employees including group executive team and senior management team. The purpose of the various plans is to reward long-term and valued employees for their individual performance by giving them the opportunity to benefit from the involvement of On by receiving a bonus in the form of share-based payment awards.
All awards granted under the different share-based compensation plans were classified as equity-settled share-based payments. The grants under the different plans are valued using a Cox-Rubinstein binomial tree model in order to take into account the complexity of their structure. In addition to the share-based compensation plans for selected employees, On granted share-based compensation in connection with a service, license, and investment agreement.
As at December 31, 2021, On has recognized an increase in equity in the balance sheet of CHF 183,187k (December 31, 2020: CHF 77,676k) for share-based compensation. The expense for 2021 amounts to CHF 198,456k (2020: CHF 54,765k).

Overview of the different programs:

On Employee Participation Program (OEPP) 2018
Phantom shares under the OEPP 2018 may be granted on an annual basis based on a calculation amount of 0% – 30% of a participant’s annual compensation. Vesting of the phantom shares depends on the occurrence of an exit scenario. If the exit event is a listing (IPO), 100% of the phantom shares shall vest upon exit. In an exit event other than a listing (IPO), 1/3 of the phantom shares shall vest upon exit; 1/3 of the phantom shares shall vest at the first anniversary of the exit, and 1/3 of the phantom shares shall vest at the second anniversary of the exit. However, if the exit event occurs after the third anniversary of the granting date, 100% of the phantom shares shall vest upon exit.

Vested phantom shares shall be settled in either cash or shares (decision right is with On). Two third of the shares acquired upon settlement of phantom shares shall be subject to lock-up periods.

In 2021, due to the share capital reorganization, the program was amended as follows:
•1 phantom share (originally granted) = 1,250 phantom shares (adjusted)
•Vesting due to exit: In case of a successful completion of the IPO, all phantom shares granted under the OEPP 2018 (including any rolled-over phantom shares 2013) shall vest no later than 75 days since the first trading day ("vesting date"). Such vesting shall, however, solely apply to participants whose employment with a subsidiary has not been terminated as of the first trading day ("IPO date").

Due to the IPO in 2021, grants under the OEPP 2018 vested fully and the Phantom Shares were largely settled in Class A ordinary shares of the Company, subject to lock-up period.

Long Term Participation Plan (LTPP) 2018
LTPP 2018 awards may be granted on an annual basis based on a calculation amount of 0% – 30% of a participant’s annual compensation. Awards under the LTPP 2018 may be granted either as options or as phantom shares. Awards under the LTPP shall vest on the third anniversary of the contractual granting date. Vested awards may be exercised until the tenth anniversary of the contractual granting date. Two third of the shares acquired upon exercise of vested awards shall be subject to lock-up periods.

In 2021, due to the share capital reorganization, the program was amended as follows:
•1 option (originally granted) = 1,250 options (adjusted)
•1 phantom share (originally granted) = 1,250 phantom shares (adjusted)
•Original exercise price CHF 10 = adjusted exercise price USD 0.11
In 2021, all Phantom Shares were exchanged for RSUs.

Long Term Incentive Plan (LTIP) 2018
Options under the LTIP 2018 shall vest on the earlier of the occurrence of an exit or, in case of business continuation, on 1 April 2021.

If vesting occurs due to an exit, the compensation committee will determine the number of options vested based on the vesting scale depending on the level of achievement of IRR at exit. In case of business continuation, the compensation committee will determine the number of options vested based on the vesting scale depending on the level of achievement of net sales, gross profit and EBITDA, whereby net sales, gross profit and EBITDA shall be determined on the basis of the audited consolidated financial statements 2020 of On. Two third of the shares acquired upon exercise of vested options shall be subject to lock-up periods.

In 2019, the terms and conditions of the LTIP 2018 were amended. The amendment allows for accelerated vesting of the options under the amendment in case of a successful capital increase specified in the terms and conditions of the amendment. In case of the accelerated vesting the vesting scale will be set to 100% for the corresponding options.

In 2021, due to the share capital reorganization, the program was amended as follows:
•1 option (originally granted) = 1,250 options (adjusted)
•Original exercise price CHF 10 = adjusted exercise price USD 0.11
•Original exercise price CHF 4,557 = adjusted exercise price USD 3.96
•Original exercise price CHF 9,125 = adjusted exercise price USD 7.93

The two initial grants in LTIP 2018 fully vested due to the exit valuation achieved as part of the private capital round in February 2020. The remaining LTIP 2018 grant fully vested by achieving the business continuation thresholds set out at the initiation of the plan.

Long Term Incentive Plan (LTIP) 2020
Options or RSUs under the LTIP 2020 shall vest on the earlier of the occurrence of an exit or, in case of business continuation, on April 1, 2024.

If vesting occurs due to an exit, the compensation committee shall determine the number of options vested based on the level of achievement of IRR at exit. In case of business continuation, the compensation committee shall determine the number of options vested based on the level of achievement of net sales, gross profit and EBITDA based on the audited consolidated financial statements 2023 of On.

Vested options can be exercised until the seventh anniversary of the contractual granting date. Shares acquired upon exercise of vested options shall be subject to lock-up periods.

In consideration of the IPO, the compensation committee decided in the following clarifications with respect to the LTIP 2020:
•Such IPO will qualify as a listing in accordance with the rules of the LTIP 2020;
•A listing constitutes an exit event and leads to a full vesting of the options granted under the LTIP 2020;
•The number of options vested is determined based on the level of achievement of IRR at exit in accordance with Annex 1 of the LTIP 2020;
•Upon occurrence of an exit event, option grants may be accelerated and the terms and conditions of the LTIP 2020 may be amended.

In 2021, the program was furthermore amended as follows:
•For the options already granted, the exercise price shall be switched from CHF into USD and fixed at the exchange rate of 1 USD = 0.92 CHF.
•For the options already granted, number of options as well as exercise price will be changed as follows due to the share capital reorganization:
◦1 Option (originally granted) = 1,250 options (adjusted)
◦Original exercise price CHF 8,884 = adjusted exercise price USD 7.73
◦Original exercise price CHF 9,125 = adjusted exercise price USD 7.93
•Acceleration of option Grant 2022/ 2023 and 2024:
◦The option grant scheduled for 31 March 2022, 2023 and 2024 shall be accelerated to a date no later than 75 days since the IPO Date;
◦Such options shall be vested options as of the granting date;
◦The exercise price shall be set at USD 7.73 for previous participants, at USD 12.36 for participants who joined in 2021 (before July 1, 2021), and at the US Valuation Price for US Participants;
◦Shares acquired upon exercise of vested options shall be subject to a lock-up period until the first anniversary of the IPO Date for the 2022 options, until the second anniversary of the IPO date for the 2023 options and until the third anniversary of the IPO date for the 2024 options.

Long Term Incentive Plan (LTIP) 2021
In 2021, the LTIP 2021 was implemented. LTIP 2021 provides grants in either Restricted Stock Units (RSUs) or Performance Stock Units (PSUs).

Subject to the participant's continuous employment and the non-occurrence of a bad leaver event in respect of such participant, 33 1/3% of the RSUs granted shall vest on the granting date and on the first anniversary of the granting date so that on the second anniversary of the granting date the last 33 1/3% RSUs shall vest.

Subject to the participant's continuous employment and the non-occurrence of a bad leaver event in respect of such participant, the PSUs granted shall vest on the third anniversary of the Granting Date, subject to the achievement of the performance conditions, measured over the performance cycle, and the resulting vesting factor. Performance cycle shall mean a three years' time period, beginning at January 1 of the year (n) in which an award is granted and ending at December 31 of year (n+2).

RSUs and PSUs will be settled in On shares. In 2021, no RSUs or PSUs were granted under the LTIP 2021.

Service, License, and Investment Agreement (SLIA) 2019
At the end of 2019, a “service, license and investment agreement” was negotiated between On and third parties. The parties enter into an agreement under which On shall be granted the right to use trademarks and other intangible assets in connection with the development, advertisement, promotion, and sale of certain products (the license”) as well as promotional services (the “services”) by the third parties in return for shares at a preferential price and options to purchase On shares. The number of exercisable options depends on the revenues of the fiscal years 2024 and 2025.

The increase in equity related to the SLIA transaction regarding the fair value of the license intangible asset was determined by the relief from royalty method (refer to 3.5 Intangible assets for additional information). The remaining share options for services received were measured indirectly as the difference between the fair value of the intangible asset and the fair value of the equity instruments granted. The fair value of the equity instruments is measured at the grant date in May 2020. However, as the rendering of service already began in November 2019, the related vesting period started in 2019.

Subsequently, the performance condition and the number of shares to be issued at settlement date is assessed. The difference between the equity instruments recognized at grant date and the settlement date is recognized in the income statement over the vesting period (shared-based compensation).

For award valuation, the contractual life of the options and the possibility of early exercise were considered in the binominal model. The valuation model uses time congruent risk-free interest rates. The expected volatility was determined based on the time congruent historical volatility of peer group companies. The expected volatility taken into account builds on the assumption that future trends can be inferred from historical volatility, which means that the volatility that actually occurs may differ from the assumptions made.

Compensation of non-executive members of the Board of Directors of On (BoD) 2019
In 2019, a share-based compensation program for non-executive members of the Board of Directors of On was initiated. Within the compensation program the non-executive board members are granted a certain amount of RSUs for their services as board members.

Since within the compensation for the non-executive board members RSUs were granted, no option pricing model was applied.

Founders Plan 2021
In 2021, certain employees of On who were not eligible under one of the existing share-based compensation plans, were granted RSUs free of charge as a "thank you" for their contribution to a successful IPO. The value of the RSUs granted to individual employees under the Founders Plan equaled to USD 8k for each six months of continued employment during which the employee was not eligible to participate under one of On's employee participation and incentive plans. The RSUs under the Founders Plan were granted no later than 75 days after the date of the IPO with the number of RSUs delivered based on the IPO price of the corresponding shares.

The distributed shares (after sell-to-cover the tax withholding) are subject to the lockup/market stand-off provisions as required by and agreed with the underwriter(s)/joint global coordinator(s).

A summary of activity under the plans as of December 31, 2021, December 31, 2020, and changes during the years ending on those dates is presented below:

Program	OEPP 2018	LTPP 2018	LTIP 2018	SLIA 2019	BoD 2019

Awards outstanding at January 1, 2020	1,298,750	3,785,000	17,160,000	4,700,000	—
Awards granted	326,250	241,250	2,095,000	—	25,326
Awards forfeited	—	—	(75,000)	—	—
Awards exercised	(400,000)	—	(13,608,750)	—	—
Awards outstanding at December 31, 2020	1,225,000	4,026,250	5,571,250	4,700,000	25,326
with maximum term (years)	—	—	—	5	—
thereof exercisable	—	—	606,250	—	—
Awards outstanding at January 1, 2021	1,225,000	4,026,250	5,571,250	4,700,000	25,326
Awards granted	—	—	2,373,750	—	16,833
Awards forfeited	(22,500)	—	—	—	—
Awards exercised	(1,072,500)	(2,000,000)	(7,080,000)	—	(25,326)
Awards outstanding at December 31, 2021	130,000	2,026,250	865,000	4,700,000	16,833
with maximum term (years)	—	—	—	5	—
thereof exercisable	130,000	1,483,750	865,000	—	—

Program	LTIP 2020 Class A shares	LTIP 2020 Class B shares	LTIP 2020 RSUs	Founders' Plan 2021

Awards outstanding at January 1, 2020	—	—	—	—
Awards granted	—	—	—	—
Awards forfeited	—	—	—	—
Awards exercised	—	—	—	—
Awards outstanding at December 31, 2020	—	—	—	—
with maximum term (years)	—	—	—	—
thereof exercisable	—	—	—	—
Awards outstanding at January 1, 2021	—	—	—	—
Awards granted	5,757,296	10,552,670	285,818	699,648
Awards forfeited	(10,000)	—	—	—
Awards exercised	(59,485)	—	(284,230)	(576,320)
Awards outstanding at December 31, 2021	5,687,811	10,552,670	1,588	123,328
with maximum term (years)	—	—	—	—
thereof exercisable	5,687,811	10,552,670	712	123,328

Parameters taken into account in the valuation:

OEPP 2018
Grant date	03/31/2020

Share price on the measurement date (CHF)	7.10
Expected life of the award on the grant date (years)	3.1
Contractual life remaining (years)	1.3
Exercise price (CHF)	—
Expected dividend yield (%)	—
Risk-free interest rate (%)	(0.68)
Expected volatility of the share price (%)	38.72
Option value (CHF)	7.09

LTPP 2018
Grant date	03/31/2020

Share price on the measurement date (CHF)	7.10
Expected life of the award on the grant date (years)	10.0
Contractual life remaining (years)	7.3 - 8.3
Exercise price (CHF)	0.10
Expected dividend yield (%)	—
Risk-free interest rate (%)	(0.38)
Expected volatility of the share price (%)	37.03
Option value (CHF)	7.09

LTIP 2018	2/28/2021	2/28/2021	3/1/2020	3/1/2020
Grant date	(non-US)	(US)	(non-US)	(US)

Share price on the measurement date (CHF)	7.30	7.30	7.11	7.11
Expected life of the award on the grant date (years)	5.0	5.0	5.0	5.0
Contractual life remaining (years)	4.2	4.2	3.2	3.2
Exercise price (CHF)	0.10	7.30	—	3.65
Expected dividend yield (%)	—	—	—	—
Risk-free interest rate (%)	(0.60)	(0.60)	(0.80)	(0.80)
Expected volatility of the share price (%)	40.73	40.73	37.61	37.61
Option value (CHF)	7.29	2.49	7.10	3.47

LTIP 2020	2/28/2021	10/1/2021	10/1/2021	10/1/2021
Grant date	Class A shares	Class A shares	Class B shares	RSUs

Share price on the measurement date (CHF)	7.30	28.33	2.83	28.33
Expected life of the award on the grant date (years)	7.0	0.2	0.2	0.2
Contractual life remaining (years)	6.2	—	—	—
Exercise price (CHF)	7.11 - 7.30	7.18 - 1.48	0.71	—
Expected dividend yield (%)	—	—	—	—
Risk-free interest rate (%)	(0.41)	0.04	0.04	0.04
Expected volatility of the share price (%)	40.51	31.00	31.00	31.00
Option value (CHF)	2.92 - 2.97	16.85 - 21.15	2.12	28.33

Founders' Plan 2021	10/1/2021
Grant date	Class A shares

Share price on the measurement date (CHF)	28.33
Expected life of the award on the grant date (years)	0.2
Contractual life remaining (years)	—
Exercise price (CHF)	—
Expected dividend yield (%)	—
Risk-free interest rate (%)	0.04
Expected volatility of the share price (%)	31.00
Option value (CHF)	28.33

SLIA 2019
Measurement date	4/28/2020

Share price on the measurement date (CHF)	7.11
Expected life of the award on the grant date (years)	4.7 - 5.7
Contractual life remaining (years)	3.0 - 4.0
Exercise price (CHF)	0.10
Expected dividend yield (%)	—
Risk-free interest rate (%)	(0.67) - (0.65)
Expected volatility of the share price (%)	34.0 - 34.6
Option value (CHF)	7.10

Accounting policies	Employees and others providing similar services to On receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions). Furthermore, employees and others providing similar services to On are granted share appreciation rights, which are settled in cash (cash-settled transactions). All share-based plans of On have been identified to be equity-settled.
The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. That cost is recognized as personnel expenses, together with a corresponding increase in equity (other capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expenses recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the On’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the income statement for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Significant judgments and accounting estimates
For award valuation the contractual life of the options and the possibility of early exercise are considered in the binomial model. The valuation model uses time congruent risk-free interest rates. For estimating the time congruent risk-free interest rates, yields of “Switzerland Sovereigns” were used. For the purposes of the valuation of the awards, the expected volatility of the On share was determined based on the time congruent historical volatility of peer group companies. The expected volatility taken into account builds on the assumption that future trends can be inferred from historical volatility, which means that the volatility that actually occurs may differ from the assumptions made.

The expense resulting from the share-based payment transactions is recognized during the vesting period on a pro-rata-basis with a corresponding increase in equity. Furthermore, the amount recognized is based on the best available estimate of the number of equity instruments expected to vest and is revised, if subsequent information indicates that the number of equity instruments expected to vest differs from previous estimates. The expected dividend yield relies on management estimates.

When determining the expense recognition as at December 31, 2021, an average expected fluctuation of 7.5% p.a. was determined by On based on historical fluctuation and management estimates. The expected fluctuation for the remaining part of the respective vesting period will be adjusted on future reporting dates based on current information.

6.2 Employee benefit obligations
On globally maintains different pension plans based on the respective legislation in each country. Current pension arrangements for On employees in Switzerland are made through plans governed by the Swiss Federal Occupational Old Age, Survivors and Disability Pension Act (BVG). These plans are funded by regular employee and employer contributions and are administered by an independent third party.
Final benefits are contribution-based with certain minimum guarantees. Due to these minimum guarantees, On’s Swiss plans are treated as defined benefit plans for the purposes of these financial statements, although it has many of the characteristics of a defined contribution plan. The plans are invested in a diversified range of assets in accordance with law, the investment strategy, and the common criteria of an asset and liability management.
All other plans outside of Switzerland are treated as defined contribution plans. The contributions of those plans are recognized as personnel expenses in the period during which the related services are rendered by employees.
The result of the Swiss defined benefit plans is summarized in the tables below:

Employee benefit obligations

(CHF in thousands)	12/31/2021	12/31/2020

Present value of defined benefit obligation	(22,842)	(16,751)
Fair value of plan assets	16,989	11,121
Employee benefit obligations	(5,853)	(5,630)

As of December 31, 2021, the defined benefit obligation has a weighted average duration of 18.1 years (December 31, 2020: 20.5 years). There is no effect from asset ceiling in any reporting period. Employee benefit obligations reconciles as follows:

(CHF in thousands)	2021	2020

Employee benefit obligations at January 1	(5,630)	(3,045)
Amounts recognized in income statement	(2,601)	(1,625)
Amounts recognized in other comprehensive income	907	(1,620)
Contributions by the employer	1,471	661
Employee benefit obligations at December 31	(5,853)	(5,630)

Amounts recognized in income statement

(CHF in thousands)	2021	2020	2019

Current service cost	(2,592)	(1,619)	(955)
Past service cost	—	—	326
Net interest cost	(9)	(7)	(11)
Employee benefit expenses	(2,601)	(1,625)	(640)

Remeasurements recognized in equity (other comprehensive income)

(CHF in thousands)	2021	2020	2019

Actuarial losses/(gains) from
changes in demographic assumptions	(1,831)	—	—
changes in financial assumptions	(641)	(242)	1,229
changes in experience adjustments	2,336	1,797	697
Return on plan assets excl. interest income	(771)	65	(534)
Net actuarial result from defined benefit plans	(907)	1,620	1,392

Defined benefit obligation

(CHF in thousands)	2021	2020

Present value of defined benefit obligation at January 1	16,751	11,283
Current service cost	2,592	1,619
Contributions by the employees	1,474	983
Interest expenses	33	33
Past service cost	—	—
Benefits paid	2,128	1,278
Actuarial losses/(gains) from
changes in demographic assumptions	(1,831)	—
changes in financial assumptions	(641)	(242)
changes in experience adjustments	2,336	1,797
Present value of defined benefit obligation at December 31	22,842	16,751

Plan assets

(CHF in thousands)	2021	2020

Fair value of plan assets at January 1	11,121	8,238
Contributions by the employer	1,471	661
Contributions by the employees	1,474	983
Interest income	24	27
Benefits paid	2,128	1,278
Return on plan assets excl. interest income	771	(65)
Fair value of plan assets at December 31	16,989	11,121

The plan assets consist of (all with quoted market prices):

	12/31/2021	12/31/2020

Cash and equivalent	2.5%	2.9%
Debt instruments	24.9%	24.5%
Equity instruments	32.9%	33.7%
Real estate	19.6%	18.5%
Mortgages	4.7%	5.2%
Alternative assets	15.4%	15.2%
Total	100.0%	100.0%

Principal actuarial assumptions

	12/31/2021	12/31/2020

Discount rate	0.4%	0.2%
Expected rate of salary increase	1.5%	1.5%
Expected rate of pension increase	0.0%	0.0%
Demographic assumptions	BVG 2020 generation table	BVG 2015 generation table

Sensitivity analysis: Impact on defined benefit obligation

(CHF in thousands)	12/31/2021	12/31/2020

Discount rate
-0.5%	2,259	1,900
+0.5%	(1,879)	(1,548)
Expected rate of salary increase
-0.5%	(451)	(382)
+0.5%	462	392
Life expectancy
-1 year	(304)	(267)
+1 year	297	262

Accounting policies	Accounting and reporting of the Swiss defined benefit plans are based on annual actuarial valuations. Defined benefit obligations and service costs are assessed using the projected unit credit method, with the cost of providing pensions charged to the income statement so as to spread the regular cost over the service lives of employees participating in these plans. The pension obligation is measured as the present value of the estimated future outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Service cost from defined benefit plans are charged to the income statement within the operating result. If the fair value of the plan assets exceeds the present value of the defined benefit obligation, only a net pension asset is recorded, taking account of the asset ceiling.

The net interest component is calculated by applying the discount rate to the employee benefit obligations (net defined benefit asset or liability) and is recognized in the income statement in the financial result. Actuarial gains and losses, resulting from changes in actuarial assumptions and differences between assumptions and actual experiences, are recognized the equity (other comprehensive income) in the period in which they occur.

Significant judgments and accounting estimates	The carrying amounts of defined benefit pension plans are based on actuarial valuations. These valuations are calculated based on statistical data and assumptions about discount rates, expected rates of return on plan assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty.

6.3 Provisions

(CHF in thousands)	Social charges	Long-service leave	Asset retirement obligation	Total

Balance at January 1, 2020	4,357	590	—	4,947
thereof current	—	246	—	246
thereof non-current	4,357	344	—	4,701
Additions	15,702	349	—	16,051
Exchange differences	16	9	—	24
Balance at December 31, 2020	20,074	947	—	21,022
thereof current	—	376	—	376
thereof non-current	20,074	571	—	20,645
Additions	15,571	1,140	3,650	20,362
Release	—	(422)	—	(422)
Utilization	(21,570)	—	—	(21,570)
Exchange differences	(28)	(8)	(10)	(46)
Balance at December 31, 2021	14,048	1,657	3,640	19,345
thereof current	14,048	721	135	14,903
thereof non-current	—	936	3,506	4,442

Provisions for social charges consider any costs related to local legal requirements related to share-based compensation. In 2019, On introduced a jubilee bonus to reward long-serving employees. The provision for asset retirement obligations mainly relates to the dismantling costs for the new headquarter in Zurich and the flagship store in New York.

Accounting policies	Provisions are recognized when On has a present obligation (legal or constructive) as a result of a past event, where it is probable that an outflow of resource will be required to settle the obligation, and where a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows.

Significant judgments and accounting estimates	Provisions are based upon best estimates, taking into consideration past experience and currently available information. Given that judgment has to be applied, the actual costs and results may differ from these estimates.

6.4 Income taxes

(CHF in thousands)	2021	2020	2019

Current income taxes	7,051	4,107	4,200
Deferred income taxes	3,589	(1,024)	420
Income taxes	10,640	3,083	4,620

The income taxes reflected in the financial statements and the amount calculated at the expected tax rate reconcile as follows:

(CHF in thousands)		2021		2020		2019

(Loss)/Income before taxes		(159,588)		(24,441)		3,147
Expected tax rate / tax expense	19.7%	(31,439)	19.7%	(4,815)	19.7%	620
Income and expenses not subject to tax, net	-0.2%	280	0.7%	(167)	6.4%	201
Effects of (de-)recognition of tax losses	-0.4%	565	—%	—	—%	—
Local actual tax rate different to On’s expected average tax rate	-0.6%	963	-3.1%	759	(1.1)%	(34)
Non-deductible expenses	-25.4%	40,590	-30.5%	7,444	117.9%	3,711
Prior year adjustments and other items, net	0.2%	(318)	0.6%	(139)	6.9%	218
Effective tax rate / tax benefit	-6.7%	10,640	-12.6%	3,083	146.8%	4,620

The effective tax rate in 2021, 2020 and 2019 is significantly impacted by non-deductible expenses mainly related to share-based compensation.
On May 19, 2019, the Swiss electorate passed the Federal Act on Tax Reform and AHV Financing (TRAF). The tax reform abolished the tax regimes for holding, domiciliary and mixed companies as of January 1, 2020 and introduced new tax measures. To the extent that the tax reform requires cantonal and communal tax law changes, these had to be implemented through modification of the cantonal tax law. On September 1, 2019, in a public vote, the electorate of the canton of Zurich accepted the respective revision of the cantonal tax law. The TRAF and tax practice also foresee measures to ease the transition between the old and new tax regime.
The relevant changes to On include a decrease in the statutory income tax rate in the canton of Zurich, effective from January 1, 2021 and a corresponding decrease in the expected average tax rate.

Change of net deferred tax assets and liabilities:

(CHF in thousands)	2021	2020

Net amount at January 1	251	(1,001)
thereof deferred tax assets	5,915	1,849
thereof deferred tax liabilities	(5,664)	(2,849)
Taxes charged
to income statement	(3,589)	1,024
to other comprehensive income	(179)	319
Exchange differences	77	(92)
Net amount at December 31	(3,440)	251
thereof deferred tax assets	2,171	5,915
thereof deferred tax liabilities	(5,611)	(5,664)

Deferred tax assets and liabilities relate to the following items:

			12/31/21			12/31/20
(CHF in thousands)	Assets	Liabilities	Net amount	Assets	Liabilities	Net amount

Trade receivables	80	(977)	(896)	—	(817)	(817)
Inventories	619	(3,927)	(3,308)	3,393	(3,777)	(384)
Other current assets	716	—	716	1,008	(4)	1,004
Property, plant and equipment	—	(120)	(120)	4	(506)	(502)
Right-of-use assets	—	(3,771)	(3,771)	—	(2,445)	(2,445)
Intangible assets	—	(3,073)	(3,073)	—	(3,194)	(3,194)
Other current financial liabilities	837	—	837	566	(47)	519
Other current operating liabilities	—	(855)	(855)	—	(83)	(83)
Current provisions	82	—	82	80	—	80
Employee benefit obligations	1,153	—	1,153	1,109	—	1,109
Non-current provisions	136	—	136	128	(2)	126
Other non-current financial liabilities	3,105	—	3,105	2,106	(2)	2,104
Tax loss carryforwards	2,555	—	2,555	2,732	—	2,732
Deferred tax assets (liabilities)	9,283	(12,723)	(3,440)	11,127	(10,877)	250
Offsetting	(7,113)	7,113		(5,212)	5,213
Deferred tax assets (liabilities) on balance sheet	2,171	(5,611)	(3,440)	5,915	(5,664)	251

As of each reporting date, all tax loss carryforwards are capitalized as deferred tax assets.

Accounting policies

Income taxes include all current and deferred taxes which are based on income. Taxes which are not based on income, such as taxes on wealth and capital, are recorded as other operating expenses.

Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. Deferred tax is recorded on the valuation differences (temporary differences) between the tax bases of assets and liabilities and their carrying values in the consolidated balance sheet. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences and tax losses can be offset.

Deferred income tax liabilities are provided for on taxable temporary differences arising from investments in subsidiaries, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by On and it is probable that the temporary difference will not reverse in the foreseeable future.

Current and deferred tax assets and liabilities are offset whenever they relate to the same taxing authority and taxable entity.

Significant judgments and accounting estimates	On is subject to income taxes in numerous jurisdictions and significant judgment is required in determining the worldwide provision for income taxes. The multitude of transactions and calculations implies estimates and assumptions. On recognizes liabilities on the basis of amounts expected to be paid to the tax authorities.
Deferred tax assets relate to deductible differences and, in certain cases, tax loss carry forwards, provided that their utilization appears probable. The recoverable value is based on forecasts of the corresponding taxable On entity over a period of several years. The capitalized tax loss carryforwards are essentially related to companies with transfer price arrangements in place, which will lead to a profit before tax. Therefore, the assumption is that the entities can use the tax losses. As actual results may differ from these forecasts, the deferred tax assets may need to be adjusted accordingly.

6.5 Related parties
A legal or natural person is related to an On entity if the party directly or indirectly controls, is controlled by, or is under common control with the entity, has an interest in the entity that gives it significant influence over the entity, has joint control over the entity or is an associate or a joint venture of the entity.
On has identified the following related parties:
•Members of the On Executive Team
•Members of the Board of Directors of On
•Shareholders that have significant influence by delegating a member into the Board of Directors of On
No related party exercise control over On. In 2021, total share-based compensation of the non-executive members of the Board of Directors of On amounts to CHF 295k (2020: CHF 95k, 2019: CHF 575k).
In connection with our IPO, at our request, the underwriters reserved up to 5% of the Class A ordinary shares at the initial public offering price of $24.00 through a directed share program to certain individuals, including our directors, officers, employees and certain friends and family members of these persons. Pursuant to such directed share program, certain members and immediate family members of the Board of Directors of On purchased an aggregate of 56,667 Class A ordinary shares.
In 2020, a related party participated at the ordinary capital increase and purchased 861 shares for the amount of CHF 7,649k.
There were no further transactions with related parties for the relevant financial years except for the following transactions with the five members of On’s executive team:

(CHF in thousands)	2021	2020	2019

Short-term employee benefits	1,922	1,825	2,556
Post-employment benefits	14,373	2,072	273
Share-based compensation	67,328	10,044	9,568
On Executive Team	83,623	13,940	12,397

6.6 Government grants
On is entitled to two investment grants within a framework of improving the regional economic structure by providing jobs in the Berlin region from Germany’s national government authorities. The entitlement depends on various conditions, including the number and types of jobs created and local investments spent within three years until 2021 for the first and within three years from 2021 until 2024 for the second grant, respectively.
As at December 31, 2021 and 2020, these conditions were not yet entirely fulfilled. However, On assumes to meet the grant’s requirements by the end of the project. On did not benefit from any other form of government assistance.
In 2021, the income accrued from government grants is reported as a deduction from the related expenses and amounts to CHF 640k (2020: CHF 464k, 2019: CHF 400k).

Accounting policies	On only recognizes government grants relating to income if it is reasonably certain that the conditions attached to the grants will be fulfilled. The grants actually awarded are recognized at their fair value. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

6.7 Events after the balance sheet date

There were no material events after the balance sheet date.